Exhibit 24(b)(4)(y)

Premier II
Death Benefit Rider	Fax 651-665-7942

Minnesota Life Insurance Company – A Securian Company
1-800-362-3141
Annuity Services • A3-9999
www.securian.com
400 Robert Street North • St. Paul, Minnesota 55101-2098

This rider is attached to and made part of this contract as of the Rider Effective Date. Terms not defined in this rider have the meaning given to them in the contract to which this rider is attached. To the extent any of the provisions contained in this rider are contrary to or inconsistent with those of the contract, the provisions of this rider will control.

THIS RIDER GUARANTEES A MINIMUM VALUE AVAILABLE AT DEATH. IT DOES NOT GUARANTEE INVESTMENT GAINS OR PROVIDE A MINIMUM CONTRACT VALUE THAT CAN BE ACCESSED THROUGH WITHDRAWAL OR SURRENDER PRIOR TO DEATH.

THIS BENEFIT WILL TERMINATE UPON ASSIGNMENT OF THE CONTRACT OR A CHANGE IN OWNER UNLESS THE NEW ASSIGNEE OR OWNER MEETS THE QUALIFICATIONS SPECIFIED IN THE TERMINATION PROVISION.

Your contract is amended as follows:

Rider Specifications

Rider Effective Date:	[October 1, 2012]
Annual Rider Charge:	[0.80%]
Maximum Additional Purchase Payments:	[$25,000]
Last Highest Anniversary Date:	Contract Anniversary on or following the [80th] birthday of
the oldest Owner (or the oldest Annuitant in the case of an
Owner who is not a natural person)
Accumulation Rate:	[5%], compounded annually
Last Increase Date:	Contract Anniversary on or following the [80th] birthday of
the oldest Owner (or the oldest Annuitant in the case of an
Owner who is not a natural person)
Maximum Increase Value:	[200%] of the sum of Purchase Payments adjusted on a
Pro-rata Basis for any amounts previously withdrawn

Guaranteed Interest Options

A type of investment option that provides an interest rate guaranteed for a specified period of time. These options include the DCA Fixed Account, Fixed Account, General Account, and Guaranteed Term Account, as applicable, and as defined in your contract. Your contract may include one or more of these options.

Non-Qualified Contract

A contract other than a Qualified Contract.

Pro-rata Basis

Values adjusted on a Pro-rata Basis means that the value being adjusted will be reduced by an amount equal to (a) multiplied by (b) divided by (c) where:

(a)is the value that is being adjusted immediately prior to the withdrawal,

(b)is the total amount withdrawn, including any applicable charges, and

(c)is the Contract Value immediately prior to the withdrawal.

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Qualified Contract

A contract issued to a retirement plan or arrangement that receives favorable tax treatment under Section 401, 404, 408, 408A and 457 of the Internal Revenue Code, as amended.

Reports to Owners

In addition to the information stated in the Reports to Owners provision in the contract, the annual report will also provide the death benefit value as of the date of the report.

Additional Purchase Payment Limitations

Purchase Payments after the first Contract Year are limited to the Maximum Additional Purchase Payments shown in Rider Specifications.

Amount Payable at Death Prior to the Annuity Commencement Date

The section of the contract titled "Amount Payable at Death Prior to the Annuity Commencement Date" is deleted and replaced with the following:

If any Owner dies before Annuity Payments begin, we will pay the death benefit of this contract to the Beneficiary. If the Owner of this contract is other than a natural person, such as a trust or other similar entity, we will pay the death benefit to the Beneficiary on the death of the Annuitant.

The death benefit will be the greater of:

(a)the Contract Value; or

(b)the sum of Purchase Payments adjusted on a Pro-rata Basis for any amounts previously withdrawn; or

(c)the Highest Anniversary Value prior to the date of death increased by any Purchase Payments and reduced on a Pro-rata Basis for amounts withdrawn since the previous Highest Anniversary Value was determined; or

(d)the Increase Value.

The initial Highest Anniversary Value and Increase Values are equal to the Purchase Payments received on the Rider Effective Date. Credit Enhancements, if any, are not included in the initial values.

Thereafter, the Highest Anniversary Value will be determined on every Contract Anniversary prior to and including the Last Highest Anniversary Date as described in Rider Specifications. The Highest Anniversary Value is equal to the greater of:

•the Contract Value; or

•the previous Highest Anniversary Value increased by any Purchase Payments and reduced on a Pro-rata Basis for amounts withdrawn since the previous Highest Anniversary Value was determined.

There will be no further Highest Anniversary Values determined after the Last Highest Anniversary Date. However, where Joint Owners exist, if the surviving Owner continues the contract after the death of the first Owner, determination of new Highest Anniversary Values may resume on the next Contract Anniversary until the Last Highest Anniversary Date based on the age of the surviving Owner.

Prior to and including the Last Increase Date, the Increase Value is equal to the sum of:

•Contract Value in the Guaranteed Interest Options; and

•Purchase Payments and transfers into the Variable Account less withdrawals and transfers out of the Variable Account, accumulated to the earlier of the date we receive proof of death or the Last Increase Date at the Accumulation Rate (the "Variable Portion").

After the Last Increase Date, the Increase Value is equal to the sum of:

•Contract Value in the Guaranteed Interest Options; and

•the Variable Portion of the Increase Value calculated as of the Last Increase Date, less withdrawals and transfers out of the Variable Account after that date.

The Increase Value shall not exceed the Maximum Increase Value as shown in Rider Specifications.

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The value of the death benefit will be determined as of the Valuation Date coincident with or next following the day we receive due proof of death at our home office. Any amounts due in excess of the Contract Value will be paid as a death benefit adjustment and directed into the Guaranteed Interest Options and Sub-Accounts of the Variable Account based on the same proportion that each bears to the Contract Value on the date the benefit is calculated in fulfillment of the death benefit provisions of the contract.

If there are values remaining in a DCA Fixed Account option as of the date we are notified of a death, all remaining amounts in the DCA Fixed Account on the date we are notified will be transferred in a lump sum to the Money Market Sub-Account.

From the date the death benefit adjustment is determined until complete distribution is made, any amount in the Variable Account will remain allocated to the Sub-Accounts and the value will fluctuate with the performance of the Sub-Accounts. This risk is borne by the Beneficiary.

We reserve the right to limit the death benefit to the Contract Value in lieu of any other death benefit value payable under the contract or this rider if we receive proof of death more than one year after the date of death.

Generally we will pay the death benefit in a single lump sum unless another form of settlement has been requested and agreed to by us as of the date we receive all information necessary to make payment. A Beneficiary that is entitled to a death benefit may defer payment of this sum for up to five years from the date of death.

In addition, a Beneficiary who is a natural person may elect payment of the death benefit under an Annuity Payment option over the lifetime of the Beneficiary or over a period not extending beyond the life expectancy of the Beneficiary with distribution beginning within one year of the date of death.

If the entire contract interest is payable to your surviving spouse who is your sole designated Beneficiary, the surviving spouse shall be treated as the contract Owner for purposes of: (a) when payments must begin; and (b) the time of distribution in the event of death. If a surviving spouse elects to assume his or her deceased spouse's contract, there may be a death benefit adjustment to the Contract Value for the death of the original Owner. The death benefit adjustment may only be exercised at the death of the original Owner and at the death of the first surviving spouse.

Any death benefit option provided under this contract will comply with Section 72(s) of the Internal Revenue Code, as amended, for a Non-Qualified Contract and Section 401(a)(9), as amended, for a Qualified Contract, as well as any other applicable law or regulation governing death benefit payments.

Payment to your designated Beneficiary, other than in a lump sum may only be elected by your designated Beneficiary during the sixty (60) day period beginning with the date we receive proof of death.

Rider Charge

The Annual Rider Charge is applied to the death benefit as calculated on the date of the charge. Beginning three months after the Rider Effective Date, and every three months thereafter, an amount equal to one quarter of the Annual Rider Charge will be multiplied by the death benefit as calculated on that date and will be deducted on a proportional basis from Contract Values allocated to the Variable Account.

Rider Termination

The rider will automatically terminate at the earliest of:

(a)the payment of all death benefits available under the contract or this rider; or

(b)termination or surrender of the contract; or

(c)the Annuity Commencement Date where all remaining amount available has been applied to provide Annuity Payments; or

(d)the Contract Value equals zero; or

(e)the date of an ownership change or assignment under the contract unless:

•the new Owner assumes full ownership of the contract and is essentially the same person (this includes but is not limited to the change from individual ownership to a revocable trust for the benefit of such individual Owner or the change from joint ownership to ownership by the surviving spouse when one of them dies); or

•the assignment is for the purposes of effectuating a 1035 exchange of the contract.

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Upon termination of this rider, the benefits and charges within this rider will terminate. A proportionate amount of the rider charge will be deducted upon termination of this rider or surrender of the contract.

The rider cannot be terminated prior to the earliest of the above dates.

R

Secretary	President
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